LPL Financial LLC

(SEC I.D. No. 8-17668)

Statement of Financial Condition as of December 31, 2022, and
Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **Public Document.**

Deloitte & Touche LLP
12830 El Camino Real
Suite 600
San Diego, CA 92130
USA

Tel:+1 619 232 6500
Fax:+1 619 237 6802
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of LPL Financial Holdings Inc.
and Member of LPL Financial LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LPL Financial LLC (the "Company") (an indirect wholly owned subsidiary of LPL Financial Holdings Inc.) as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 23, 2023

We have served as the Company's auditor since 2001.

LPL FINANCIAL LLC

Statement of Financial Condition

December 31, 2022

(in thousands)

ASSETS

Cash and equivalents	$	388,132
Cash and equivalents segregated under federal or other regulations		2,199,340
Restricted cash		1,000
Receivables from clients, net		561,569
Receivables from brokers, dealers and clearing organizations		58,824
Advisor loans, net		1,069,267
Other receivables, net		661,569
Trading securities — at fair value		36,758
Property and equipment, net		613,538
Goodwill		323,755
Other intangibles, net		273,167
Due from affiliates		20,923
Other assets		312,332
Total assets	$	6,520,174

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Client payables	$	2,694,929
Payables to brokers, dealers and clearing organizations		147,752
Accrued advisory and commission expenses payable		200,173
Accounts payable and accrued liabilities		345,314
Due to affiliates		13,878
Other liabilities		260,586
Total liabilities		3,662,632
Commitments and contingencies (Note 10)		
MEMBER'S EQUITY		2,857,542
Total liabilities and member's equity	$	6,520,174

See notes to the financial statement.

LPL FINANCIAL LLC

NOTES TO THE FINANCIAL STATEMENT

NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE COMPANY

LPL Financial LLC ("LPL Financial" or the "Company") provides an integrated platform of brokerage and investment advisory services to independent financial advisors and financial advisors at enterprises (collectively, "advisors") in the United States. Through its custody and clearing platform, using both proprietary and third-party technology, the Company provides access to diversified financial products and services, enabling its advisors to offer personalized financial advice and brokerage services to retail investors (their "clients"). LPL Financial is a wholly owned subsidiary of LPL Holdings, Inc. ("LPLH"), a Massachusetts holding corporation, which is a wholly owned subsidiary of LPL Financial Holdings Inc. ("LPLFH" or the "Parent"), a Delaware holding corporation.

LPL Financial is a clearing broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has primary offices in Fort Mill, South Carolina; San Diego, California; Boston, Massachusetts; and Austin, Texas. The Company is registered as an introducing broker-dealer with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This financial statement is prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, goodwill and other intangibles, allowance for credit losses on receivables, accruals for liabilities, and other matters that affect the financial statement and related disclosures. Actual results could differ from those estimates under different assumptions or conditions and the differences may be material to the financial statement.

Reportable Segment

Management has determined that the Company operates in one segment, given the similarities in economic characteristics between its operations and the common nature of its products and services, production and distribution process and regulatory environment.

Cash and Equivalents

Cash equivalents are highly liquid investments with an original maturity of 90 days or less that are not required to be segregated under federal or other regulations. The Company's cash and equivalents are composed of interest and noninterest-bearing deposits and money market funds.

Cash and Equivalents Segregated Under Federal or Other Regulations

As a broker-dealer carrying client accounts, the Company is required to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and other regulations. At December 31, 2022, this line item included interest bearing deposits, U.S. treasury bills with original maturities of 90 days or less and approximately $100,000 of cash for the proprietary accounts of introducing broker-dealers.

Receivables from Clients, Net and Client Payables

Receivables from clients include amounts due on cash and margin transactions. The Company extends credit to clients of its advisors to finance their purchases of securities on margin and receives income from interest charged on such extensions of credit. Client payables represent credit balances in client accounts arising from deposits of funds, proceeds from sales of securities, and dividend and interest payments received on securities held in client accounts. The Company pays interest on certain client payable balances.

Receivables from clients are generally fully secured by securities held in the clients' accounts. To the extent that margin loans and other receivables from clients are not fully collateralized by client securities, the Company establishes an allowance for credit losses that it believes is sufficient to cover expected credit losses. When establishing this allowance for credit losses, the Company considers a number of factors, including its ability to collect from the client or the client's advisor and its historical experience in collecting on such transactions.

The following table reflects a roll-forward of the allowance for credit losses on receivables from clients for the year ended December 31, 2022 (in thousands):

Beginning balance — January 1	$	987
Provision for credit losses		66
Charge-offs, net of recoveries		(144)
Ending balance — December 31	$	909

Advisor Loans, Net

Advisor loans, net include loans made to new and existing advisors and enterprises to facilitate their partnership with the Company, transition to the Company's platform or fund business development activities. The decision to extend credit to an advisor or enterprise is generally based on their credit history and ability to generate future revenue. Loans made can be either repayable or forgivable over terms generally up to ten years provided that the advisor or enterprise remains licensed through LPL Financial. Forgivable loans are not repaid in cash and are amortized over the term of the loan. If an advisor or enterprise terminates their arrangement with the Company prior to the loan maturity date, the remaining balance becomes repayable immediately. An allowance for credit losses is recorded at the inception of a repayable loan or upon conversion to a repayable loan upon termination or change in agreed upon terms using estimates and assumptions based on historical lifetime loss experience and expectations of future loss rates based on current facts. Advisor repayable loans, net totaled $226.3 million as of December 31, 2022.

The following table reflects a roll-forward of the allowance for credit losses on advisor loans for the year ended December 31, 2022 (in thousands):

Beginning balance — January 1	$	10,809
Provision for credit losses		3,762
Recoveries, net of charge-offs		361
Other		(1,582)
Ending balance — December 31	$	13,350

Other Receivables, Net

Other receivables, net primarily consist of receivables due from product sponsors and others and miscellaneous receivables. An allowance for credit losses is recorded at inception using estimates and assumptions based on historical experience, current facts and other factors. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

The following table reflects a roll-forward of the allowance for credit losses on other receivables for the year ended December 31, 2022 (in thousands):

Beginning balance — January 1	$	128
Provision for credit losses		8,632
Charge-offs, net of recoveries		(8,689)
Other		1,582
Ending balance — December 31	$	1,653

Trading Securities

The Company generally classifies its investments in debt and equity instruments (including U.S. treasury obligations, mutual funds, and money market funds) as trading securities, which are carried at fair value. The Company has not classified any investments as available-for-sale or held-to-maturity.

The Company uses prices obtained from independent third-party pricing services to measure the fair value of its trading securities. Prices received from the pricing services are validated using various methods including comparison to prices received from additional pricing services, comparison to available quoted market prices and review of other relevant market data including implied yields of major categories of securities. In general, these quoted prices are derived from active markets for identical assets or liabilities. When quoted prices in active markets for identical assets and liabilities are not available, the quoted prices are based on similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. For certificates of deposit and treasury securities, the Company utilizes market-based inputs, including observable market interest rates that correspond to the remaining maturities or the next interest reset dates.

Securities Borrowed

The Company borrows securities from other broker-dealers to make deliveries or to facilitate customer short sales. Securities borrowed are accounted for as collateralized borrowings and are recorded at contract value, representing the amount of cash provided for securities borrowed transactions (generally in excess of market values). The adequacy of the collateral deposited, which is determined by comparing the market value of the securities borrowed to the cash loaned, is continuously monitored and is adjusted when considered necessary to minimize the risk associated with this activity. Securities borrowed are included in Other assets on the statement of financial condition.

As of December 31, 2022, the contract and collateral market values of borrowed securities were $9.6 million and $9.3 million, respectively.

Fractional Shares

The Company acts in a principal capacity in respect of fractional shares resulting from the dividend reinvestment program that is offered to clients by aggregating dividends received by clients, executing purchases of whole shares and allocating the whole shares to clients on a fractional basis based on the dividend amounts that are reinvested. Shares remaining after this process and fractional shares purchased by the Company in client liquidations are included in the Company's inventory and reflected as Trading securities on the Company's statement of financial condition. Fractional shares that have been allocated to clients do not meet the criteria for sale accounting in ASC 860, *Transfers and Servicing*, and are accounted for as a secured borrowing (repurchase obligation related to shares held by clients) with a corresponding investment in fractional shares. These are reflected in Other assets and Other liabilities, respectively, on the Company's statement of financial condition. The Company has elected the fair value option to measure these financial assets and the corresponding repurchase obligation and determines fair value based on quoted prices in active markets.

Property and Equipment, Net

Internally developed software, leasehold improvements, computers, software and furniture and equipment are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. The Company expenses software development costs as incurred during the preliminary project stage while capitalizing costs at the point at which the conceptual

formulation, design and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The costs of internally developed software that qualify for capitalization are included in Property and equipment, net and subsequently amortized over the estimated useful life of the software, which is generally 3 to 5 years. The Company does not capitalize pilot projects or projects for which it believes that the future economic benefits are less than probable. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases. Computers and software are depreciated over a period of 3 to 5 years. Furniture and equipment are depreciated over a period of 3 to 7 years.

Management reviews property and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. No impairment of property and equipment occurred as of December 31, 2022.

Acquisitions

Accounting for business combinations requires the Company to make significant estimates and assumptions with respect to intangible assets, liabilities assumed and pre-acquisition contingencies. These assumptions include, but are not limited to, future expected cash flows and discount rates, and are based in part on historical experience, market data, and information obtained from the management of the acquired companies.

When acquiring companies in business combinations, the Company recognizes separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill is recognized for business combinations as of the acquisition date and is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While the Company uses its best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, these estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill.

The Company also enters into asset acquisitions for single identifiable assets. Accounting for asset acquisitions requires the Company to make significant estimates and assumptions with respect to the useful life of the asset purchased. These assumptions are based in part on historical experience and market data.

Goodwill and Other Intangibles, Net

Goodwill and other indefinite-lived intangibles are evaluated annually for impairment in the fourth fiscal quarter and between annual tests if certain events occur indicating that the carrying amounts may be impaired. If a qualitative assessment is used and the Company determines that the fair value of a reporting unit or indefinite-lived intangible is more likely than not (i.e., a likelihood of more than 50%) less than its carrying amount, a quantitative impairment analysis will be performed. An impairment loss will be recognized if a reporting unit's carrying amount exceeds its fair value, to the extent that it does not exceed the total carrying amount of goodwill. No impairment of goodwill or other indefinite-lived intangibles was recognized as of December 31, 2022.

Intangibles that are deemed to have definite lives are amortized over their useful lives, generally ranging from 5 to 20 years. They are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount to the estimated undiscounted future cash flows expected to be generated. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the estimated fair value. There was no impairment of definite-lived intangibles recognized as of December 31, 2022.

Debt Issuance Costs

Debt issuance costs for the Company's revolving credit facility have been capitalized and are being amortized as additional interest expense over the expected term of the agreement. These costs are included in Other assets on the statement of financial condition and are subsequently amortized ratably over the term of the revolving credit facility regardless of whether there are any outstanding borrowings.

LPL FINANCIAL LLC

NOTES TO THE FINANCIAL STATEMENT

Leases

Lease assets and lease liabilities are recognized based on the present value of the future lease payments over the lease term at the lease commencement date and reflected in other assets and other liabilities, respectively on the statement of financial condition. The Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments.

Commitments and Contingencies

The Company recognizes a liability for loss contingencies when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range.

The Company has established an accrual for those legal proceedings and regulatory matters for which a loss is both probable and the amount can be reasonably estimated. The Company maintains insurance coverage for certain of these matters through third-party insurance companies and a related party captive insurance subsidiary of the Parent. The estimated losses on many of the pending matters are less than the applicable deductibles of the insurance policies. Assessing the probability of a loss occurring and the timing and amount of any loss related to a legal proceeding or regulatory matter is inherently difficult and requires management to make significant judgments. For additional information, see Note 10 - *Commitments and Contingencies*.

Recently Issued or Adopted Accounting Pronouncements

There are no relevant recently issued accounting pronouncements that would materially impact the Company's financial statement and related disclosures. There were no new accounting pronouncements adopted during the year ended December 31, 2022 that materially impacted the Company's financial statement and related disclosures.

NOTE 3 - FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are prioritized within a three-level fair value hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

There have been no transfers of assets or liabilities between these fair value measurement classifications during the year ended December 31, 2022.

The Company's fair value measurements are evaluated within the fair value hierarchy based on the nature of inputs used to determine the fair value at the measurement date. At December 31, 2022, the Company had the following financial assets and liabilities that are measured at fair value on a recurring basis:

Cash Equivalents — The Company's cash equivalents include money market funds, which are short term in nature with readily determinable values derived from active markets.

Cash Equivalents Segregated Under Federal or Other Regulations — The Company's cash equivalents segregated under federal or other regulations include U.S. treasury bills, which are short term in nature with readily determinable values derived from active markets.

7

Trading Securities and Securities Sold, But Not Yet Purchased — The Company's trading securities consist of house account model portfolios established and managed for the purpose of benchmarking the performance of its fee-based advisory platforms and temporary positions resulting from the processing of client transactions.

The Company uses prices obtained from independent third-party pricing services to measure the fair value of its trading securities. Prices received from the pricing services are validated using various methods including comparison to prices received from additional pricing services, comparison to available quoted market prices and review of other relevant market data including implied yields of major categories of securities. In general, these quoted prices are derived from active markets for identical assets or liabilities. When quoted prices in active markets for identical assets and liabilities are not available, the quoted prices are based on similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. For negotiable certificates of deposit and treasury securities, the Company utilizes market-based inputs, including observable market interest rates that correspond to the remaining maturities or the next interest reset dates. At December 31, 2022, the Company did not adjust prices received from the independent third-party pricing services.

Other Assets — The Company's other assets consist of investments in mutual funds, annuities and non-traded real estate investment trusts, which are valued using quoted prices for identical or similar securities and other inputs that are observable or can be corroborated by observable market data.

Fractional Shares — The Company's investment in fractional shares held by customers is reflected in Other assets while the related purchase obligation for such shares is reflected in Other liabilities. The Company uses prices obtained from independent third-party pricing services to measure the fair value of its investment in fractional shares held by customers and the related repurchase obligations. Prices received from the pricing services are validated using various methods including comparison to prices received from additional pricing services, comparison to available quoted market prices and review of other relevant market data including implied yields of major categories of securities. At December 31, 2022, the Company did not adjust prices received from the independent third-party pricing services.

Recurring Fair Value Measurements

The following table summarizes the Company's financial assets and financial liabilities measured at fair value on a recurring basis at December 31, 2022 (in thousands):

	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 500	$ —	$ —	$ 500
Cash equivalents segregated under federal or other regulations	1,131,040	—	—	1,131,040
Investment securities - trading:				
U.S. treasury obligations	24,402	—	—	24,402
Mutual funds	10,679	—	—	10,679
Equity securities	980	—	—	980
Debt securities	—	585	—	585
Money market funds	112	—	—	112
Total investment securities - trading	36,173	585	—	36,758
Other assets:				
Fractional shares - investment[1]	122,253	—	—	122,253
Other investments	—	804	—	804
Total other assets	122,253	804	—	123,057
Total assets at fair value	$ 1,289,966	$ 1,389	$ —	$ 1,291,355
Liabilities				
Other liabilities:				
Securities sold, but not yet purchased:				
Debt securities	$ —	$ 61	$ —	$ 61
Equity securities	20	—	—	20
Mutual funds	4	—	—	4
Total securities sold, but not yet purchased	24	61	—	85
Fractional shares - repurchase obligation[1]	122,253	—	—	122,253
Total other liabilities	122,277	61	—	122,338
Total liabilities at fair value	$ 122,277	$ 61	$ —	$ 122,338

_____

(1) Investment in and related repurchase obligation for fractional shares resulting from the Company's dividend reinvestment program.

NOTES TO THE FINANCIAL STATEMENT

Fair Value of Financial Instruments Not Measured at Fair Value

The following table summarizes the carrying values, fair values and fair value hierarchy level classification of financial instruments that are not measured at fair value at December 31, 2022 (in thousands):

	Carrying Value	Level 1	Level 2	Level 3	Total Fair Value
Assets					
Cash	$ 387,632	$ 387,632	$ —	$ —	$ 387,632
Cash segregated under federal or other regulations	1,068,300	1,068,300	—	—	1,068,300
Restricted cash	1,000	1,000	—	—	1,000
Receivables from clients, net	561,569	—	561,569	—	561,569
Receivables from brokers, dealers and clearing organizations	58,824	—	58,824	—	58,824
Advisor repayable loans, net[1]	226,303	—	—	180,936	180,936
Other receivables, net	661,569	—	661,569	—	661,569
Other assets:					
Securities borrowed	9,626	—	9,626	—	9,626
Other investments[2]	4,198	—	4,198	—	4,198
Total other assets	13,824	—	13,824	—	13,824
Liabilities					
Client payables	$ 2,694,929	$ —	$ 2,694,929	$ —	$ 2,694,929
Payables to brokers, dealers and clearing organizations	147,752	—	147,752	—	147,752

_____

(1)   Includes repayable loans and forgivable loans which have converted to repayable upon advisor termination or change in agreed upon terms.

(2)   Other investments consist of Depository Trust Company common shares.

NOTE 4 - RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

At December 31, 2022, receivables from and payables to brokers, dealers and clearing organizations were as follows (in thousands):

Receivables:		
Receivables from clearing organizations	$	48,623
Securities failed-to-deliver		9,083
Receivables from brokers and dealers		1,118
Total receivables	$	58,824
Payables:		
Payables to brokers and dealers	$	82,685
Payables to clearing organizations		41,495
Securities failed-to-receive		23,572
Total payables	$	147,752

NOTE 5 - PROPERTY AND EQUIPMENT, NET

The components of property and equipment, net were as follows at December 31, 2022 (in thousands):

	Historical Cost	Accumulated Depreciation and Amortization	Net Carrying Value
Internally developed software	$ 892,613	$ (431,586)	$ 461,027
Computers and software	277,067	(195,404)	81,663
Furniture and equipment	1,935	(1,922)	13
Leasehold improvements	1,997	(1,932)	65
Construction in progress[1]	70,770	—	70,770
Total property and equipment, net	$ 1,244,382	$ (630,844)	$ 613,538

_____

(1) Construction in progress includes $69.2 million of internal software in development and related hardware and software at December 31, 2022.

NOTE 6 - GOODWILL AND OTHER INTANGIBLES, NET

A summary of the activity impacting goodwill is presented below (in thousands):

Balance at December 31, 2021	$ 323,730
Goodwill transferred from Parent	25
Balance at December 31, 2022	$ 323,755

The components of other intangibles, net were as follows at December 31, 2022 (dollars in thousands):

	Weighted-Average Life Remaining (in years)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Advisor and enterprise relationships	5.7	$ 425,422	$ (214,535)	$ 210,887
Client relationships[1]	8.5	71,814	(16,116)	55,698
Product sponsor relationships	4.0	31,087	(24,505)	6,582
Total other intangibles, net		$ 528,323	$ (255,156)	$ 273,167

(1) During the year ended December 31, 2022, the Company acquired client relationship intangible assets of $54.1 million as a result of acquisitions under its Liquidity & Succession solution. These acquisitions were accounted for as asset acquisitions with an assigned useful life of 9 years.

NOTE 7 - OTHER ASSETS AND OTHER LIABILITIES

The components of other assets and other liabilities were as follows at December 31, 2022 (in thousands):

Other assets:

Prepaid assets	$	138,839
Fractional shares - investment[1]		122,253
Referral bonuses		32,570
Securities borrowed		9,626
Other investments		5,002
Debt issuance costs, net		1,438
Other		2,604
Total other assets	$	312,332

Other liabilities:

Unearned revenue	$	138,069
Fractional shares - repurchase obligation[1]		122,253
Other		264
Total other liabilities	$	260,586

_____

(1)   See Note 2 - *Summary of Significant Accounting Policies* for further information.

NOTE 8 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities were as follows at December 31, 2022 (in thousands):

Accrued compensation	$	130,167
Accounts payable		74,041
Other accrued liabilities		141,106
Total accounts payable and accrued liabilities	$	345,314

NOTE 9 - OTHER BORROWINGS

Revolving Credit Facility

On August 4, 2022, the Company entered into a committed senior unsecured revolving credit facility that matures on August 3, 2023 and allows for a maximum borrowing of up to $1.0 billion. This revolving credit facility replaced the $300.0 million committed senior unsecured revolving credit facility that was due to mature on July 31, 2024. Borrowings under the credit facility bear interest at a rate per annum equal to 1.25% per annum plus the greatest of (i) the secured overnight financing rate plus 0.10%, (ii) the effective federal funds rate and (iii) the overnight bank funding rate, in each case, as such rate is administered or determined by the Federal Reserve Bank of New York from time to time. In connection with the revolving credit facility, the Company incurred $1.9 million in costs, which were capitalized as debt issuance costs in the statement of financial condition. The credit agreement subjects the Company to certain financial and non-financial covenants. At December 31, 2022, the Company's net capital was 8% of its aggregate debits, below the 10% aggregate debits required by a financial covenant. The credit agreement allows 5 days to cure non-compliance with this financial covenant, and it was cured within the allowable time period. The Company was in compliance with all other covenants as of December 31, 2022. There were no borrowings outstanding under the revolving credit facility as of December 31, 2022.

Other External Lines of Credit

The Company maintained five uncommitted lines of credit as of December 31, 2022. Two of the lines have unspecified limits, which are primarily dependent on the Company's ability to provide sufficient collateral. The other three lines have a total limit of $200.0 million, which allow for uncollateralized borrowings. There were no balances outstanding under these lines of credit as of December 31, 2022.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Service and Development Contracts

The Company is party to certain long-term contracts for systems and services that enable back office trade processing and clearing for its product and service offerings. Future minimum payments under service contracts and other contractual obligations with initial terms greater than one year as of December 31, 2022 were as follows (in thousands):

2023	$	137,212
2024		53,742
2025		18,418
2026		422
2027		161
Thereafter		—
Total	$	209,955

Guarantees

The Company occasionally enters into contracts that contingently require it to indemnify certain parties against third-party claims. The terms of these obligations vary and, because a maximum obligation is not explicitly stated, the Company has determined that it is not possible to make an estimate of the amount that it could be obligated to pay under such contracts.

The Company provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

Loan Commitments

From time to time, the Company makes loans to advisors and enterprises, primarily to newly recruited advisors and enterprises to assist in the transition process, which may be forgivable. Due to timing differences, the Company may make commitments to issue such loans prior to actually funding them. These commitments are generally contingent upon certain events occurring, including but not limited to the advisor or enterprise joining the Company. The Company had no significant unfunded loan commitments at December 31, 2022.

Legal and Regulatory Matters

The Company is subject to extensive regulation and supervision by U.S. federal and state agencies and various self-regulatory organizations. The Company and its advisors periodically engage with such agencies and organizations, in the context of examinations or otherwise, to respond to inquiries, informational requests and investigations. From time to time, such engagements result in regulatory complaints or other matters, the resolution of which has in the past and may in the future include fines, customer restitution and other remediation. Assessing the probability of a loss occurring and the timing and amount of any loss related to a legal proceeding or regulatory matter is inherently difficult. While the Company exercises significant and complex judgments to make certain

estimates presented in its financial statement, there are particular uncertainties and complexities involved when assessing the potential outcomes of legal proceedings and regulatory matters. The Company's assessment process considers a variety of factors and assumptions, which may include: the procedural status of the matter and any recent developments; prior experience and the experience of others in similar matters; the size and nature of potential exposures; available defenses; the progress of fact discovery; the opinions of counsel and experts; or the potential opportunities for settlement and the status of any settlement discussions. The Company monitors these factors and assumptions for new developments and re-assesses the likelihood that a loss will occur and the estimated range or amount of loss, if those amounts can be reasonably determined. The Company has established an accrual for those legal proceedings and regulatory matters for which a loss is both probable and the amount can be reasonably estimated.

In October 2022, the Company received a request for information from the SEC in connection with an investigation of the Company's compliance with records preservation requirements for business-related electronic communications stored on personal devices or messaging platforms that have not been approved by the Company. The Company intends to cooperate fully with the SEC's inquiry. The Company has estimated that it is reasonably possible that it could incur losses as a result of this request; however, the Company cannot estimate a possible loss or range of loss at this time. At this time, the Company does not believe that this request will have a material adverse effect on its financial position.

Insurance

The Company maintains insurance coverage for certain potential legal proceedings and regulatory matters through third-party insurance companies and a related party captive insurance subsidiary of the Parent. The estimated losses on many of the pending matters are less than the applicable deductibles of the insurance policies.

Other Commitments

As of December 31, 2022, the Company had approximately $466.0 million of client margin loans that were collateralized with securities having a fair value of approximately $652.5 million that it can repledge, loan or sell. Of these securities, approximately $121.1 million were client-owned securities pledged to the Options Clearing Corporation as collateral to secure client obligations related to options positions. As of December 31, 2022, there were no restrictions that materially limited the Company's ability to repledge, loan or sell the remaining $531.4 million of client collateral.

Trading securities on the statement of financial condition at December 31, 2022 include $24.4 million pledged to clearing organizations.

NOTE 11 - EMPLOYEE INCENTIVES AND BENEFIT PLANS

The Company participates in a 401(k) defined contribution plan. All employees meeting minimum age and length of service requirements are eligible to participate. The Company has an employer matching program whereby employer contributions are made to the 401(k) plan, and employees are eligible for matching contributions after completing six months of service. For eligible employees, the Company matches up to 75% of the first 8% of an employee's designated deferral of their eligible compensation.

The Company participates in an Employee Stock Purchase Plan (the "ESPP"), sponsored by LPLFH, as a benefit to enable eligible employees to purchase common stock of LPLFH at a discount from the market price through payroll deductions, subject to limitations. The ESPP provides for a 15% discount on the market value of LPLFH's stock at the lower of the grant date price (first day of the offering period) and the purchase date price (last day of the offering period).

NOTE 12 - RELATED PARTY TRANSACTIONS

In addition to transactions discussed elsewhere in the notes to this financial statement, the Company has a variety of relationships with LPLFH and its subsidiaries under which it earns revenue for services provided and incurs

expense for services received. Unless a right of offset exists, the Company records intercompany transactions on a gross basis and amounts are classified on the statement of financial condition as Due from or Due to affiliates.

The Company has intercompany service agreements to provide various infrastructure and broker-dealer support services to affiliates that are subsidiaries of LPLFH. As part of the agreements, the Company also receives client support services.

Included in the intercompany service agreements are other transactions that create additional intercompany balances. The Company has related party transactions with certain significant stockholders of the Parent's common stock. Additionally, the Company provides services and charitable contributions to the LPL Financial Charitable Foundation, Inc., a charitable organization that provides volunteer and financial support within the Company's local communities. As of December 31, 2022 the Company had a $19.2 million insurance receivable from the Parent's captive insurance subsidiary.

NOTE 13 - NET CAPITAL AND REGULATORY REQUIREMENTS

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with various financial and customer-related regulations. The consequences of non-compliance can include substantial monetary and non-monetary sanctions. In addition, the Company is also subject to comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act), which requires the maintenance of minimum net capital. The net capital rules also provide that the Company's capital may not be withdrawn if the resulting net capital would be less than minimum requirements. Additionally, certain withdrawals require the approval of the SEC and FINRA to the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than minimum requirements. Net capital and the related net capital requirement may fluctuate on a daily basis. The Company is a clearing broker-dealer and, as of December 31, 2022, had net capital of $49.5 million, which was $36.2 million in excess of its minimum net capital requirement of $13.3 million. As of December 31, 2022, LPL Financial has met all capital adequacy requirements to which it is subject.

NOTE 14 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

The Company may offer loans to new and existing advisors and enterprises to facilitate their partnership with the Company, transition to the Company's platform or fund business development activities. The Company may incur losses if advisors or enterprises do not fulfill their obligations with respect to these loans. To mitigate this risk, the Company evaluates the performance and creditworthiness of the advisor or enterprise prior to offering repayable loans.

The Company's client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the advisor's client, subject to various regulatory and internal margin requirements, which is collateralized by cash and securities in the client's account. As clients write options contracts or sell securities short, the Company may incur losses if the clients do not fulfill their obligations and the collateral in the clients' accounts is not sufficient to fully cover losses that clients may incur from these strategies. To control this risk, the Company monitors margin levels daily and clients are required to deposit additional collateral, or reduce positions, when necessary.

The Company is obligated to settle transactions with brokers and other financial institutions even if its advisors' clients fail to meet their obligation to the Company. Clients are required to complete their transactions on the settlement date, generally two business days after the trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. In addition, the Company occasionally enters into certain types of contracts to fulfill

NOTES TO THE FINANCIAL STATEMENT

its sale of when, as and if issued securities. When, as and if issued securities have been authorized but are contingent upon the actual issuance of the security. The Company has established procedures to reduce this risk by generally requiring that clients deposit cash or securities into their account prior to placing an order.

The Company may at times hold equity securities on both a long and short basis that are recorded on the statement of financial condition at market value. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by the Company.

NOTE 15 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition or disclosure through the date the financial statement was issued and has determined there were no subsequent events required to be recognized or disclosed.

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